UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Platinum Energy Resources, Inc.
(Name of Issuer)
Common Stock, $.0001 Par Value Per Share
(Title of Class of Securities)
727659104
(CUSIP Number)
Tim G. Culp
200 N. Loraine, Suite 330
Midland, Texas 79701
(432) 685-9038
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
-with a copy to-
William F. Krueger
Lynch, Chappell & Alsup, P.C.
300 N. Marienfeld, Suite 700
Midland, Texas 79701
(432) 683-3351
April 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	727659104

1	NAMES OF REPORTING PERSONS Tim G. Culp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,801,581

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,801,581

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,801,581

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.97%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The percentages used herein and in the rest of this Schedule 13D are calculated based upon 22,606,476 shares of the common stock, par value $0.0001 per share, of Platinum Energy Resources, Inc., a Delaware corporation issued and outstanding as of April 13, 2011 as reported in such corporation’s Form 10-K for the fiscal year ended December 31, 2010, which was filed with the Commission on April 15, 2011.

This Amendment No. 3 (“Amendment No. 3”) is filed by Tim G. Culp (the “Reporting Person”), and amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Person on July 3, 2008, and amended by Amendment No. 1 on July 21, 2008 and Amendment No. 2 on April 4, 2011, each filed by the Reporting Person, with respect to the common stock, par value $0.0001 per share, of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum” or the “Issuer”). From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.
Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.	Security and Issuer.
Item 1 is hereby amended and supplemented as follows:
The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share, of the Issuer. The name of the Issuer is Platinum Energy Resources, Inc. (“Platinum” or the “Issuer”). Platinum’s principal executive offices are located at 11490 Westheimer Road, Suite 1000, Houston, Texas 77077.

Item 2.	Identity and Background.
Part (a) of Item 2 is hereby amended as follows:
This Schedule 13D is being filed by Tim G. Culp, an individual (the “Reporting Person”).
Part (c) of Item 2 is hereby amended as follows:
The Reporting Person is the Chairman of the Board of Platinum, an oil and gas exploration and production company, whose address is 11490 Westheimer Road, Suite 1000, Houston, Texas 77077; is the President of Desert Production, Inc., an independent oil and gas exploration and production company, whose address is P.O. Box 351, Midland, Texas 79702; and was President, CEO and Chairman of the Board of Tandem Energy Holdings, Inc. a Nevada corporation (“Tandem”), an independent oil and gas exploration and production company, prior to its dissolution on June 24, 2008.
The responses to parts (b), (d), (e) and (f) of Item 2 remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.
Response unchanged.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended and supplemented as follows:
In June 2008 the Reporting Person acquired 2,115,976 shares of Platinum’s common stock following Tandem’s dissolution and liquidating distribution. On March 21, 2011, the Reporting Person, pursuant to the Settlement Agreement, delivered 314,395 of the 2,115,976 shares of Platinum’s common stock distributed to the Reporting Person.
The Reporting Person and Pacific International Group Holdings LLC (“Pacific”) have entered into a letter agreement dated April 21, 2011 (the “Letter Agreement”) whereby Pacific agreed to use its commercially reasonable efforts to cause one of the following events (each, a “Going-Private Transaction”) to occur within eighty (80) days following the date of the Letter Agreement (the “Going-Private Expiration Date”): (i) a long-form merger of an affiliate of Pacific with and into Platinum pursuant to Section 251 of the Delaware General Corporation Law (the “DGCL”), which merger will result in the payment of consideration per share of Platinum’s common stock to each shareholder thereof other than Pacific in an amount of not less than $1.50 (the “Minimum Consideration”) (a “Long-Form Merger”); or (ii) the acquisition by Pacific of a number of shares of the common stock of Platinum equal to not less than 90% of the then issued and outstanding shares of Platinum’s common stock, followed by a short-form merger of Pacific or an affiliate thereof with and into Platinum pursuant to Section 253 of the DGCL, which merger will result in the payment of consideration per share of the common stock of Platinum to each shareholder thereof other than Pacific in an amount not less than the Minimum Consideration. If the Going-Private Transaction has not, despite Pacific having exercised its commercially reasonable efforts, occurred by the Going-Private Expiration Date, then the Going-Private Expiration Date may, at Pacific’s option in its sole discretion, be extended by ten (10) days. Under the Letter Agreement, the Reporting Person has agreed to take, prior to the Going Private Expiration Date, the following actions: (i) in the event the board of directors of Platinum approves a Long-Form Merger and submits such Long-Form Merger to the shareholders of Platinum for approval, voting all of the shares of Platinum’s common stock held by the Reporting Person in favor of such Long-Form Merger, (ii) tendering all of the shares of Platinum’s common stock held by the Reporting Person into any tender offer made by Pacific involving a purchase price per share of Platinum’s common stock of not less than the Minimum Consideration and having as a mandatory, non-waivable minimum acceptance condition that the number of shares of Platinum’s common stock tendered to Pacific in such tender offer would result in Pacific holding not less than 90% of the issued and outstanding shares of the common stock of Platinum, and (iii) if it can be established that a sufficient number of shareholders of Platinum’s common stock are prepared to sell their shares of the common stock of Platinum to Pacific which would result in Pacific, immediately following the consummation of the sale of such shares of common stock to Pacific, holding not less than 90% of the issued and outstanding shares of the common stock of Platinum, selling all the shares of the common stock of Platinum held by the Reporting Person to Pacific for a purchase price per share of such common stock not less than the Minimum Consideration in a single private transaction occurring simultaneously with such other acquisitions of the shares of the common stock of Platinum by Pacific as would result in Pacific holding not less than 90% of the issued and outstanding shares of the common stock of Platinum.

The terms of the Letter Agreement also provide that in the event that, despite the exercise of Pacific’s commercially reasonable efforts, a Going-Private Transaction has not occurred by the Going-Private Expiration Date, effective upon (but not prior to) the Going-Private Expiration Date, (i) the Reporting Person will grant to Pacific an option, exercisable in Pacific’s sole discretion at any time by written notice delivered to the Reporting Person prior to that date which is thirty (30) days following the Going-Private Expiration Date (the “Option Expiration Date”), to acquire all of the shares of the common stock of Platinum held by the Reporting Person for a purchase price per share of the common stock of Platinum held by the Reporting Person not less than the Minimum Consideration, and (ii) Pacific will grant to the Reporting Person an option, exercisable in the Reporting Person’s sole discretion at any time by written notice delivered to Pacific prior to the Option Expiration Date, to sell all of the shares of Platinum’s common stock held by the Reporting Person to Pacific for a purchase price per share of the common stock of Platinum held by the Reporting Person not less than the Minimum Consideration. The terms of the Letter Agreement prohibit, until the Option Expiration Date, the Reporting Person from selling, transferring, assigning, pledging or otherwise disposing of or encumbering in any way any of the shares of the common stock of Platinum held by the Reporting Person other than in accordance with the explicit provisions of the Letter Agreement.
In pursuing his businesses, the Reporting Person analyzes the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. From time to time, the Reporting Person may hold discussions with third parties or with the management of such companies, including the Issuer, in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D as further described below, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy. In addition, as the Chairman of the Board of Directors of the Issuer, the Reporting Person may seek to influence the Issuer regarding courses of action that the Reporting Person may suggest are in the Issuer’s best interest and which, in the Reporting Person’s opinion, would enhance shareholder value. In addition, the Reporting Person may, from time to time, as Chairman of the Issuer’s Board of Directors, contact the Issuer to express his views regarding the Issuer’s business and operations.

At this time, but subject to the terms of the Letter Agreement, the Reporting Person plans to pursue opportunities as they arise to acquire or dispose of additional shares of common stock of the Issuer in the open market, in private transactions or otherwise at prices he deems appropriate. Other than as reported herein, the Reporting Person does not have any present plans or specific proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals): (a) the acquisition by any person of additional securities of Platinum, or the disposition of securities of Platinum; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Platinum, or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Platinum or any of its subsidiaries; (d) any change in the present board of directors or management of Platinum, including any plans or proposals to change the number or term of directors or to fill any vacancies existing on the board; (e) any material change in the present capitalization or dividend policy of Platinum; (f) any other material change in Platinum’s business or corporate structure; (g) changes in Platinum’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of the control of Platinum by any person; (h) causing a class of securities of Platinum to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Platinum becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Exchange Act; or (j) any actions similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
Part (c) of Item 5 is hereby amended as follows:
In connection with the settlement of those claims concerning, directly or indirectly, the Reporting Person, in the Tarrant County Case (as defined in Item 6 below) and the Western District Case (as defined in Item 6 below) and pursuant to the terms of the Settlement Agreement, on March 21, 2011 the Reporting Person delivered to Arthur W. Tifford, P.A., and Shafer, Davis, O’Leary & Stoker, 314,395 of the 2,115,976 shares of Platinum’s common stock distributed to the Reporting Person in connection with the liquidating distribution of Tandem.
The responses to parts (a), (b), (d) and (e) of Item 5 remain unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
As described in Item 4 above the Reporting Person has entered into the Letter Agreement with Pacific and may in accordance with the terms of the Letter Agreement become obligated to vote, sell, assign, transfer or otherwise dispose of all of the shares of the common stock of Platinum held by the Reporting Person.

Item 7.	Material to Be Filed as Exhibits.
7.1 Letter Agreement dated April 21, 2011 between Pacific International Group Holdings LLC and Tim G. Culp.*
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

04/22/2011 Date

/s/ Tim G. Culp Signature

Tim G. Culp Name/Title

*	Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description

7.1[1]	Letter Agreement dated April 21, 2011 between Pacific International Group Holdings LLC and Tim G. Culp.

[1]	Filed herewith